UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the transcripts of the of UBS Group 3Q26 Earnings call remarks and
Analyst Q&A, which appear immediately following this page.

Third quarter 2026 results
28 October 2026
Speeches by
Sergio P.
Ermotti
, Group Chief Executive Officer,
and
Todd
Tuckner
,
Group Chief Financial Officer
Including analyst Q&A session
Transcript.
Numbers for slides refer to the third quarter 2026 results presentation. Materials and a webcast replay are available at www.ubs.com/investors
Sergio P.
Ermotti
Slide 3 – Key messages
Thank you, Sarah and good morning, everyone.
In an
increasingly complex
market environment,
our strong
third-quarter performance
once again
demonstrated
the benefits of our diversified global business model and disciplined execution.
We remained focused on
what we could
control, deepening client
relationships, prudently managing
resources and
risks, and finalizing the integration
of Credit Suisse while delivering on
our related financial ambitions. With
a year-
to-date return on
CET1 capital
of 17%,
we are
increasingly confident
in our ability
to outperform our
2026 exit-
rate return target. And we remain on track to achieve our exit rate cost/income ratio target of less than 70%.
Our global
diversification remains
a key
source of
strength and
momentum. In
APAC,
our One
Bank approach
is
driving
year-to-date
pre-tax
profit
margins
toward
50%
and
in
the
US,
our
strategic
investments
continue
to
translate into
consistently higher
levels of
profitability
and growth.
In Switzerland,
the value
clients place
in our
local
and global
capabilities is
increasingly
evident in
our results,
and we
granted or
renewed
around
40 billion
Swiss francs
of loans
to businesses
and households.
Meanwhile in
EMEA, our
enhanced scale
is translating
into
stronger operating leverage in the region.
More broadly,
the breadth
and depth of
our offering
allowed us to
attract 55 billion
of inflows in
Global Wealth
Management.
We
also saw
record
demand for
our Unified
Global Alternatives
strategies, further
bolstering our
scale and
growth momentum.
In the
Investment Bank,
we improved
on our
already best-in-class
efficiency,
with
record third-quarter
performance reflecting the
strength of our
Equities franchise and
our ability to
capture high-
return opportunities, particularly in Asia.
As
we
enter
the
fourth
quarter,
investor
sentiment
remains
measured
amid
elevated
macroeconomic
volatility,
ongoing geopolitical tensions
and political uncertainty,
with consequential elections,
including in the
US. Against
this backdrop, we are staying close to clients to help them navigate market conditions and capture opportunities.
Our profitability and
balance sheet for
all seasons gives
us the capacity
to do this
while also delivering
on our capital

return plans.
We
have repurchased
4.8 billion
dollars of
shares
and accrued
2.8 billion
for our
dividend year-to-
date. We
have already
achieved the
ambition we
set early
in the
integration journey
for 2026
with total
capital
returns to exceed pre-acquisition levels. Over the next three months, we intend to repurchase
1.2 billion dollars of
shares, completing our current program. As usual, we will outline our capital return plans for 2027
with our fourth
quarter results.
Turning
to the integration of
Credit Suisse. We
are in the
last mile, and the
finish line is in
sight. Nearly all
legacy
applications are no
longer in use,
with 90% fully
decommissioned and as
said, we are
close to achieving
our related
financial ambitions. Of all we
have accomplished over the last
three years, I remain
very proud of how our
people
came together under
a common culture
and vision. Our
recent employee survey
results continue to
exceed financial
services
benchmarks
across
all
comparable
measures,
with
overall
sentiment
remaining
strong
and
broadly
consistent across UBS and former Credit Suisse employees.
That sense of
shared purpose has
been a driving
force behind our
success. More importantly, it gives
me confidence
that
we
can
continue
to
evolve
as
a
firm
and
unlock
the
growth
opportunities
that
lie
ahead.
Increasingly,
technology and AI are
amplifying the ability of
our people to
serve clients and operate
as a more
integrated firm.
Our
progress
was
recently
validated
by
the
2026
Evident
AI
Index,
with
UBS
recognized
as
the
global
leader
in
responsible AI and talent development in banking.
Of course, another
defining factor for
the future
of UBS is
the ongoing parliamentary
process related
to banking
regulation
in
Switzerland.
I
am
convinced
that,
as
was
the
case
in
March
2023,
we
are
once
again
in
a
critical
juncture, where the course for the coming decades will be set for the Swiss financial center.
September’s outcome in the
Upper House is very
concerning. We have made
every effort to engage and
contribute
constructively to create a basis for a truly democratic process. Our goal has been, and remains, to reach a solution
that balances financial stability, taxpayer protection and competitiveness. Unfortunately, the latest proposal on the
table also fails to
achieve that balance.
It continues to disregard
the serious concerns raised
by the overwhelming
majority of
respondents to
the consultation,
and would
excessively tighten
capital requirements
that are
already
among the
most stringent
globally. Just as
troubling is
the failure
to consider
the consequences
for our
shareholders,
who remain the first line of defense
in periods of stress and whose
critical financial support during the acquisition
helped protect Switzerland’s reputation and financial stability.
We
will
continue
to
engage
constructively
in
the
hope
that
Parliament
will
reach
a
solution
that
supports
the
country’s
financial
stability
without
imposing
undue
costs
on
UBS’s
shareholders,
clients
and
employees,
and
without impacting its long-term competitive position.
The ongoing debate is generating considerable attention,
leading to a lot of speculation, opinions
and requests for
clarifications from all
of our stakeholders. We
do not intend to
address everything. But
on one topic,
we want to
be
very
clear.
For
UBS,
the
top
priority
is
to
protect
the
long-term
interests
of
our
shareholders,
clients
and
employees
around
the
world.
In
a
very
competitive
environment,
it
is
essential
to
be
able
to
continue
to
grow
sustainably while remaining strategically
committed to our diversified business
model and our global and
regional
footprint, which allows us to create value for all of our stakeholders.
After more than three years of disciplined execution, we are on track to complete the integration by year-end and
have strong momentum across our businesses.
With that, let me hand over to Todd.

Todd
Tuckner
Slide 5 – PBT +14% on revenue growth and positive operating leverage
Thank you Sergio, and good morning everyone.
In
the
third
quarter,
we
delivered
reported
net
profit
of
2.7
billion
and
earnings
per
share
of
85
cents.
On
an
underlying
basis,
our
pre-tax
profit
was
4.1
billion,
up
14%,
with
a
return
on
CET1
capital
of
16.7%
and
a
cost/income ratio of
68.7%. Total revenues increased 10%, outpacing expense growth.
Within our
core franchises,
excluding litigation, we delivered 4 points of positive operating leverage on 3% higher revenues and lower costs.
Slide 6 – Net profit 2.7bn driven by PBT growth across our businesses
Moving to slide
6. This quarter’s
strong performance was underpinned
by year-on-year profit growth in each
of our
businesses, alongside continued progress on the integration, now in its final stages.
Reported
results
included
integration
costs
of
452
million
and
a
charge
of
346
million
from
the
repurchase
of
around 10 billion of high-cost
Credit Suisse liabilities. The debt repurchase accelerates
the reduction of the funding
drag in Non-core and Legacy,
while also supporting net interest income in GWM and P&C going forward.
The effective
tax rate
in the quarter
was 24.7%,
slightly elevated
as the
legal provisions
recorded in
NCL are
not
expected to result in a tax benefit.
Slide 7 – Additional efficiencies identified, ~13.7bn cumulative gross cost saves expected
Turning
to our
cost update
on slide
7. With 13.2
billion of
gross cost
reductions already
delivered, including
0.6
billion in the third quarter,
we expect to deliver 0.5 billion more in the fourth quarter, bringing the total to around
13.7 billion – above our 13
and a half billion ambition. Accelerated
delivery of integration milestones has enabled
us to identify additional synergies, supporting this expected outperformance.
Capturing these opportunities entails
additional costs. As we
complete the program at year-end, we expect
around
0.5 billion
of integration-related
expenses in
the fourth
quarter, bringing the
final cost-to-achieve
multiple to
around
1.1
times
at
historical
FX
rates
–
in
line
with
guidance
and
a
strong
outcome
given
the
integration’s
scale
and
complexity.
Total
headcount at quarter-end was 110 thousand, 2% lower sequentially and 30% below our 2022 baseline.
Similarly,
over the
same period,
we’ve reduced
the Group’s
operating expenses
by almost
30% when
excluding
litigation, variable compensation and currency effects.
As
the
integration
program
concludes,
our
focus
shifts
from
capturing
related
synergies
to
sustaining
both
a
structurally
efficient
cost base
and disciplined
resource
allocation. Together,
these
generate capacity
for growth
and attractive capital returns to shareholders.
Slide 8 – Our balance sheet for all seasons is a key pillar of our strategy
Turning
to slide
8. As
of the
end of
September,
our balance
sheet for
all seasons
consisted of
1.7 trillion
in total
assets.
Loan
balances
and
deposits
were
down
1%
sequentially,
as
positive
net
new
lending
and
deposit
flows
across GWM and P&C were more than offset by FX translation.
Credit-impaired exposures remained at 1%, while Group credit loss expense was 114 million, corresponding to an annualized cost of
risk of 7
basis points, unchanged
from the prior
quarter. Tangible
book value per
share increased
slightly sequentially,
as profit in the quarter was largely offset by net charges in OCI and share repurchases.

Overall,
we
continue
to
maintain
a
strong
and
resilient
balance
sheet
with
total
loss-absorbing
capacity
of
187 billion, a net stable funding ratio of 115% and an LCR of 179%.
Slide 9 – Strong capital generation and discipline while funding capital return ambitions
Turning
to slide
9. Our
CET1 capital
ratio at
the end
of September
was 14.7%
and our
CET1 leverage
ratio was
4.6%. Our common equity
tier 1 capital increased
by 0.7 billion in
the quarter,
as earnings generation was
partly
offset by
dividend accruals,
reserves for
share-award hedges
and currency
effects. Risk-weighted
assets and
leverage
exposure
decreased
sequentially
by
8
billion
and
59
billion,
respectively,
reflecting
lower
asset
levels
and
FX
translation.
Looking ahead,
we expect
to end
2026 with
a CET1
capital ratio
at or
very close
to our
target of
around 14%,
including a
potential accrual
for the
initial portion
of intended
2027 share
buybacks. As
Sergio mentioned,
next
quarter we’ll update our capital return ambitions for 2027 as part of our strategic update.
UBS AG’s standalone fully applied CET1
capital ratio at quarter-end
increased modestly to 14.5%, as
3Q earnings
and the effect of lower RWA were largely offset by a dividend accrual of 1.8 billion.
Slide 10 – Global Wealth Management
Turning to our business divisions, and starting
on slide 10 with
Global Wealth Management. GWM delivered a
pre-
tax profit
of 2 billion,
up 11%. Excluding
nearly 200 million
of litigation-related releases
that benefited the
prior-
year quarter, pre
-tax profit
increased by 25%, with double-digit growth across all regions.
Clients are increasingly turning to UBS for our advice and global capabilities – and entrusting us with more of their wealth. Net
new assets
were 55
billion, representing
a 4.5%
growth rate
and bringing year-to-date
NNA to
128
billion. Momentum was broad-based across regions, led by APAC and the Americas. Invested assets increased 1%
sequentially, as flow performance was offset by
FX translation. At
the same time,
demand for our CIO-led
solutions
remained strong, driving 13 billion of
net new fee-generating assets in
the quarter, with momentum across our My
Way discretionary mandates, US Advisory, and alternatives. Client activity also supported 6 billion of net new loans
in
the
quarter,
driven
by securities-based
lending.
We
attracted
2 billion
of
net new
deposits,
with
inflows into
fixed-term instruments more than offsetting outflows from current accounts.
Moving to
our regions.
In the
Americas, we
continued to
execute with
discipline against
our strategic
priorities,
delivering further improvements in
profitability and growth. Pre
-tax profit increased
by 28%, with a profit
margin
of 16%, up
more than 2 percentage points,
supported by record revenues. During
the quarter, we added 17 billion
of net new assets,
driven by strong same-store
performance. Net new loans
were 4 billion, reflecting
investments
to strengthen our banking capabilities and extending the region's run of positive quarterly lending growth.
In Asia Pacific, we delivered pre-tax profit growth of
19% and a profit margin of 45%, while expanding our client
advisor team and investing in capabilities across priority markets and client segments. Net new assets and net new fee-generating assets grew at
annualized rates of
9% and 8%,
respectively. Over 20 billion of NNFGA
over the past
12
months
drove
a
20%
increase
in
recurring
revenues.
These
results
demonstrate
how
deeper
mandate
penetration,
stronger
portfolio
construction
and
a
broader
offering
are
improving
client
outcomes
and
further
strengthening the durability of our revenues – across GWM, and particularly in Asia Pacific.
Excluding
litigation,
EMEA
increased
pre-tax
profit
by
39%,
benefiting
from
13
percentage
points
of
positive
operating leverage and
delivering a profit
margin of 37%.
The region
also generated
9 billion of
net new assets,
reflecting solid underlying business
momentum and the growing
benefits of our fully
integrated platform following
the completion of the client account migration earlier this year.

The benefits of the Swiss platform migration are
particularly evident in our wealth franchise in Switzerland, where pre-tax
profit
excluding
litigation
increased
34%,
reflecting
broad-based
growth
across
revenue
lines
and
disciplined
cost
management.
The
Swiss
team
also
maintained
strong
momentum
in
attracting
client
assets,
generating 12 billion of NNA in the quarter, equivalent to 5% annualized growth.
Turning
to divisional
revenues, which
increased by
8%. Recurring
net fee
income grew
by 9%
to 3.8
billion, on
positive market performance and over 70 billion of net new fee-generating assets over the past 12 months.
Transaction
-based income increased
by 4%
to 1.3 billion,
supported by demand
for structured products
and wealth
planning.
In
the
Americas,
transactional
revenues
were
11%
higher,
reflecting
strong
client
engagement
and
continued collaboration with the Investment Bank, while APAC delivered 2% growth against an exceptional prior-
year quarter.
Net interest income of 1.8 billion
rose 8% year-over-year and was modestly up over the prior quarter. Sequentially, higher deposit
margins and
loan volumes
were broadly
offset by
current account
shifts into
fixed-term deposits.
For the fourth quarter, we expect higher rates and lending growth to support a low single-digit sequential increase
in GWM net interest income, also accounting for modest deposit mix effects.
Operating
expenses
rose
by
6%.
When
excluding
variable
compensation,
litigation
and
currency
effects,
costs
declined by 4%.
Slide 11 – Personal & Corporate Banking (CHF)
Turning
to Personal and
Corporate Banking on
slide 11. P&C
delivered its
strongest quarter since
the acquisition,
with pre-tax profit of 813 million Swiss francs, up 22%, and an underlying pre-tax return on equity above 18%.
With all clients now
on a single platform and
substantial progress in retiring legacy infrastructure, we are capturing meaningful cost efficiencies. The
completion of client
migrations earlier this
year has also freed-up
capacity for P&C
to deepen
client relationships
and capture
market share.
As a
result, we
saw strong
momentum across
the franchise.
We attracted net
new clients,
grew both loans
and deposits,
and generated
annualized net
new investment
product
growth of 7%.
This supported a 4% increase
in revenues, while disciplined execution
converted that momentum into 9
points of
positive
operating
leverage.
Despite
the
continued
zero-interest-rate
environment,
net
interest
income
was
2%
higher year-on-year
and 3% higher sequentially,
driven by strong lending
momentum. For the fourth quarter,
we
expect
P&C net
interest
income
in
Swiss
franc
terms
to
increase
slightly,
supported by
continued balance
-sheet
growth.
Non-interest revenues
increased 5%, driven
by Personal Banking,
which benefited from
higher custody,
mandate
and card fees. In Corporate & Institutional Clients, strength in payments and trade finance offset softer syndicated finance activity, although the pipeline remains
strong.
Net credit loss
expense was
27 million
Swiss francs,
as charges
on non-performing
loans were partly
offset by model
releases on
the performing
portfolio, reflecting
the resilience
of our
Swiss corporate
loan book
amid macroeconomic
uncertainty.
For
the
fourth
quarter,
assuming
the
Swiss
credit
outlook
remains
constructive,
we
expect
further
model releases to partly offset seasonally higher Stage 3 charges.
Operating expenses declined 5%, driven by continued synergy realization.
Slide 12 – Asset Management
Turning to
slide 12. Asset Management delivered
pre-tax profit of 300 million,
up 6%, and a cost/income ratio
of
62%, reflecting improved operating efficiency and continued growth in our priority initiatives.
Excluding the O’Connor exit, total revenues and management fees were broadly stable.

Net new
money was
negative 5
billion, reflecting
Money Market
outflows and
institutional portfolio
rebalancing
following the recent completion of our custody
platform consolidation. This was partly offset by
positive flows into
ETFs, SMAs and
Unified Global Alternatives.
Within UGA, we
attracted a record
12 and a
half billion of
quarterly
new commitments across GWM
and Asset Management,
bringing invested assets
to 371 billion
and demonstrating
the strength of our integrated distribution model.
Operating expenses declined
14%, or 11%
excluding O’Connor,
reflecting continued
benefits from
our platform
investments. We
expect the
exit to
have a
broadly similar
impact on
the 4Q
revenue
and cost
comparison, with
limited effects thereafter.
Slide 13 – Investment Bank
Onto slide 13. The Investment Bank
delivered pre-tax profit of
854 million, up 9%, and a
pre-tax return on equity
of 18%, combining strong earnings growth with disciplined use of capital.
Global Banking
revenues
were
670 million,
down 21%
against a
record
third
quarter last
year.
Capital Markets
revenues declined 6%,
outperforming the fee
pool. A 44% increase
in ECM was
more than offset
by lower LCM
revenues, reflecting lower
sponsor activity. The growth in
ECM, spanning
all regions, reflects continued
momentum
in one
of our
core strategic
priorities and
strengthens our
broader Equities
franchise. Advisory
revenues declined
44% from
a record
prior-year
quarter,
also reflecting
transaction timing. This
came amid a
fee pool that
remains
concentrated in mega-cap transactions, where balance sheet commitment plays a more prominent role.
Looking ahead, client engagement and origination remain strong across Advisory and Capital Markets, supporting a robust
pipeline. Assuming constructive
market conditions, we
expect this to
translate into sequential
growth in
Global Banking revenues in the fourth quarter.
Global Markets
revenues rose 17%
to a
third-quarter record of
2.5 billion,
with 3Q-highs
across APAC, the
Americas
and Switzerland, and led by broad-based strength in Equities. Equities grew 22%, with strong performance across
Financing, Cash and
Derivatives, supported by higher
client balances, market share
gains and healthy client
activity.
FRC was 1% higher, with growth in FX
and Credit and a gain
on a strategic investment
partly offset by lower Rates
revenues.
For the
fourth quarter, we expect
a more typical
sequential seasonal
moderation in
transaction volumes.
In addition,
a strong prior-year period, which included a gain on disposal, may weigh on the year-on-year comparison.
Operating expenses increased by 5%, driven by higher non-personnel costs.
Slide 14 – NCL wind-down almost complete
On
slide
14,
Non-core
and
Legacy
generated
third-quarter
pre-tax
profit
of
360
million.
This
largely
reflected
continued progress in addressing
legacy cases, with net income from the
settlement of certain legal matters more
than offsetting 275 million of litigation charges.
Operating expenses
excluding litigation
declined 69%
to 91
million, bringing
cumulative cost
reductions against
the 2022 baseline above
90%. Building on this progress,
we now expect to exit
the year with around
300 million
of annualized operating expenses, excluding litigation, with further reductions thereafter.
Risk-weighted assets
declined 0.4
billion sequentially, driven
by further
reductions in
the credit
and macro
portfolios.
Both costs and RWA are already below our year-end
ambitions.

Slide 15 – Group Items
A brief
word
on Group
Items
on slide
15. The
reported
pre-tax
loss of
740 million
primarily
reflects
the liability
management transaction discussed earlier and 265 million of own credit and hedging losses on accrual-accounted positions, mainly due to the sharp rise in US dollar interest rates. Excluding the temporary P&L volatility from these own credit and hedging positions, the underlying pre-tax loss was 138 million, largely related to DTA funding.
Slide 16 – Well positioned
to outperform our 2026
exit rate underlying RoCET1
target of ~15% and
achieve <70%
underlying cost / income ratio
To
conclude,
strong
revenues
and
disciplined
cost
management
drove
a
return
on
CET1
capital
of
17%
and
a
cost/income ratio of 70% over
the first nine months, positioning
us well to achieve our
2026 exit ambitions. As the
integration concludes, we’re focused on building on
this progress, investing in our strongest growth opportunities, and sustaining earnings growth and attractive returns for our shareholders.
With that, let’s open for questions.

Analyst Q&A (CEO and CFO)
Antonio Reale, Bank of America
Hi. Good morning everyone. It's Antonio from Bank of America. I have a couple of questions if I may, please.
The first one is on your latest thoughts on the capital proposal that's being currently discussed by Parliament. Of course I've heard Sergio's remarks. There was a WAK-N meeting yesterday and the day before. There seems to be
a few scenarios on the table based on what we read on the press, at least. I think you've been very clear in your views on both 90% CET1 backing and the 50/50 option. Now, what would a 75% scenario mean for UBS? I guess the capital costs of higher requirements goes well beyond the mere billion dollar charge. But I'm keen to hear your thoughts on this. And related to that, how do you and the Board of UBS view the cost of any contingency actions here, versus the potential long-term implications that higher capital requirements may have on your ability to compete as a global business? So that would be my first question.
And then, if I may relate it to net new asset growth in the US, we've seen a positive surprise this quarter. So what do you see as the key driver of US growth now that you have a banking license? And we are through what seems to be the worst part of FA departures from here?
Thank you.
Todd
Tuckner
Hey Antonio. Let me start with the second question. So look, we're continuing to see the benefits of our investments in the US in advisors, our platform and capabilities, and the client experience, as evidenced by – as I mentioned in my comments – strong same-store flows and improving advisor productivity, as well as continued
accretion in our banking KPls and normalized net recruiting metrics.
Regarding the latter,
as mentioned previously,
there is a time lag in reported flows, headcount and production from FA movement that could have an, albeit tapering, effect in our metrics. But we see recruited joiners and announced leavers returning to more typical levels at UBS, including relative to the broader industry.
So all of
these things are helping to drive the improved NNA that we saw this quarter and making the Americas a meaningful contributor to full year 2026 NNA for the division overall.
Sergio P.
Ermotti
So on the capital proposal, I think that it's clear that the ongoing process now with the lower house is leading into a new round of coverage and speculations about potential other changes to the 90% proposal made in the upper house. I mean, to be honest, I don't think that it's appropriate for us to go into discussing every single number that is thrown out. You
make a reference to one of those numbers and one that we publicly, myself and
our Chairman, commented on was the 50/50 proposal, which, while being still a very expensive outcome considering our current capital position and the true lessons learned of what happened with Credit Suisse, we felt that the 50/50 proposal was balancing the needs of financial stability and reinforcing the current regulatory requirements while allowing us to preserve a competitive position going forward. So I will not comment any further on any numbers, as I mentioned. In respect of contingency plans, listen, we're not going to engage into debating internally and externally about what to do until things are finally approved and actually determined. It is clear that there is no rush for us to act or to take actions that are not in the interest of shareholders and clients, because it's going to take time to implement this new regulation. But of course we're going to, and we will assess, and we are assessing, what are the long term consequences for our ability to compete out of Switzerland, because it's very clear that for our clients, they do appreciate Swissness like we do, and, like us, believe we contribute to the Swiss system. But a passport is not enough nowadays. People are expecting also quality of products, competitive pricing, and an ability to serve them globally, as we do. Therefore, I think that it's
premature for us to really think about the long term consequences of what will happen.

Antonio Reale, Bank of America
Thank you.
Anke Reingen, RBC
Thank you very much for taking my questions. The first is just on the costs, I just wondered if you can confirm [or]
give us some indication about what to expect for Q4, as I guess Q3 was relatively strong. We should have a good cost control in Q4; we have additional cost savings coming in, but also seasonality. So the -1%, is there anything
you would highlight that we should be a bit more cautious on the Q4 trends?
And then I just wondered, in terms of client engagement, obviously in Q4 the strategy has been very different versus Q3, and I was wondering if you can talk a bit more about the client engagement you are seeing in your wealth management operation, aside from the seasonality.
Thank you very much.
Todd
Tuckner
Hi Anke, thanks for the questions. So first on costs, as you say – I think you summarized, actually, the 4Q outlook pretty well. On the one hand, we'll continue to see the benefits of the integration, just given the integration costs we have been incurring, and therefore the saves that will become evident through our OpEx as we've been demonstrating each quarter. We've
always said that we'll run through the tape on 2026 and continue the work until the very end. That's still the plan, so we should still see some of those efficiencies and synergies coming through in 4Q. And as you said as well, 4Q does have some seasonality aspects in them. The bank levy is one example, but also just often we see some uptick in costs sequentially. So nothing I would call out. But you would expect that those trends of continued cost efficiency,
offset perhaps by some uptick in seasonality,
will inform the
performance in 4Q on costs.
On clients, look it's fair to say that the 4Q market environment thus far for investors has been mixed. When you look at, say, things like rising correlations, deterioration in credit conditions, higher bond yields and renewed
inflation concerns – you just take a few factors – they're leading to more defensive positioning among our clients.
And geopolitical developments, including elections, are adding to this more measured sentiment. So we still see opportunities to help clients diversify, manage risk, and put money to work selectively, including in more
attractive fixed income yields. So we'll stay close to clients and capitalize on the opportunities that present themselves in this environment at present.
Anke Reingen, RBC
Thank you.
Chris Hallam, Goldman Sachs
Good morning, everybody, and thank you for taking my questions. First, a quick one just on the US. When should we expect the national bank charter to begin to translate into a broader US product offering and perhaps sort of meaningful deposit growth? I think I've just sort of lost track on timings on that topic.
And then second, to come back to the domicile point. There is an interesting tension within the Group, because on the one hand, businesses such as the IB are relatively capital-intensive, where the Swiss domicile may be less strategically important, while on the other hand you've got more capital-light businesses such as GWM which arguably derive significant value from that Swiss brand. So how do you weigh those competing considerations, and I guess also the strategic value of the interlinkages between those two distinct types of businesses, when you're assessing whether Switzerland does remain the optimal domicile for the Group, as you said earlier, from
the perspective of shareholders, clients and also other stakeholders? Thank you.
Todd
Tuckner
Chris, on the banking charter. So with the license in hand, we are now in implementation mode and do expect
that we'll be rolling out the first incremental array of capabilities as part of what the banking license allows and supports in our US bank during 2027. So we'll start from the beginning of the year piloting things, and we expect to ramp up over the course of 2027. And we expect that we'll leverage, really what we've been demonstrating, I think, over the last many quarters, which is improved NII from improved banking capabilities within the current legal construct that we operate within today. So we're
really encouraged by having now the national bank
charter to support an expanded offering, and what that could mean in enhancing NII and accreting pre-tax margins.
Sergio P.
Ermotti
Well, thanks, Chris. I think that kind of thematic has been discussed, I guess, over the last 15 years, in respect of that tradeoff between having a pure wealth management business versus having an IB. Let me remind you that we are also using a lot of financial resources to serve our households, and corporate clients, SME clients in
Switzerland – which, by the way, also highly benefit from having an in-house investment bank that helps them in managing all the aspects when it goes into raising capital, funding, doing FX transactions at a very competitive level. As you know, we are one of the top FX traders, we are a leading house in equities, in capital markets. And in that sense, we add value to that.
In respect of wealth management, I mean, it's quite clear.
And I guess you know well that the correlation
between IPOs and disposal of stakes, hedging of stakes that are going through the engines of the Investment
Bank, are critical elements in helping us to gather assets, not only in terms of [the] net new money and net new assets you see every quarter. If you look at the amount of assets we have in custody that are not yet free to be traded, they are another example of how the Investment Bank not only delivers services and capabilities that differentiate ourselves from pure wealth management players, more than justifying this selective, vertical look into each single business as I mentioned.
In the last ten, fifteen years, we have been demonstrating that we can compete in the Investment Bank if we focus on what we are good at, and this is our way to go. I don't think it has anything to do with the passport or where we are based, providing that regulatory requirements
stay intact. So I don't think it's an option for us. And
if you look at the current proposed regulation, what in fact they are doing, they are not even penalizing business segments. They are penalizing global reach. And if this is all about a way to look at shrinking ourselves into being only a Swiss bank, well, I don't really see our flows of assets being only directed to Switzerland. Actually, we are
capturing flows in the US, you saw it this quarter. We capture big flows in Asia for the last ten, fifteen years. So
being a bank that has a DNA of Swissness, that is rooted in Switzerland is a big advantage, but it's not the reason why our clients are banking with us.
And by the way, Swissness was also the case in 2023. Let's remind of that. So we have been helping restoring that Swissness over the last few years with clear and concrete contributions.
Chris Hallam, Goldman Sachs
Very clear.
Thank you very much.
Andrew Coombs, Citi
Morning. One follow up and one fresh question. I appreciate that you really don’t want to debate the plans on the new capital rules until it's confirmed. And it's perhaps slightly premature today, but given that you're going
into the 2027 planning cycle already – when you're thinking about how you allocate capital, and how you allocate investments across the business, how are you taking into account the new potential capital rules, given what it might mean for marginal returns in some of those segments?
And the second question, just a more specific question on OpEx. A lot of the savings at the back end of the integration plan were always due to come through in P&C. We can see that now – big improvement in the OpEx base down 50 million to 950 million Swiss francs in Q3. Should we expect it to now level out around that level? Is that a new run rate, or is there room for further improvement in Q4 as those integration savings come through?
Thank you.
Todd
Tuckner
Andrew, hi. On OpEx, so in terms of synergies realized in the Swiss business, I would expect that we'll continue to see some more room for crystallization of synergies in the fourth quarter as all the integration investments that we've made on the platform crystallize and come through. And so I would expect that there's still upside to see in
4Q on a true underlying basis, which will reflect in our exit rate and as we move into 2027. So that's always been the plan. It's good that you observe that that benefit is hitting through now, and I would expect that the dynamics that have informed that outcome in 3Q are still in play for 4Q before we fully sunset integration at the end of the year.
Sergio P.
Ermotti
Yeah. Andrew,
on the 2027-29 cycle, first of all as you know, the ordinance will be coming into effect, and start to affect our capital, as of January 1st, 2029. And in respect of the new potential regulation that will affect the foreign subsidiaries, [that] will come into force over,
I would suspect, probably earliest in the very late part of ‘27 or in 2028, and will be implemented over the years. That's the reason why, as we mentioned before, we are not
under any pressure to change anything in our current successful business model. We need to really assess exactly what it is before we take actions that may be then regret moves. So I think that you will see us presenting, at the beginning of the year, our refreshed
medium-term plans which will embed the 2028-2029 outlook, considering that, broadly speaking, the current regulation, other than the ordinance, as I said as of January 1st, 2029, will be the one that is applicable. And we're not going to go into frontrunning any regulation for sure.

And by the way, as Todd
mentioned, we are now also able, at the end of this integration process, to free up the buffer on capital that we kept over the minimum requirements which was meant, number one, to help us to navigate the integration and any unexpected delays in implementation, and a potential new regulation coming in.
So we have been very sensitive to that topic. But from January 1st, 2027, we're going to go into business as usual.
Andrew Coombs, Citi
Thank you.
Jeremy Sigee, BNP Paribas
Morning. Thanks very much. Two questions please. Firstly,
on the US wealth management, you talked about the
lag effect, and you see that normalizing. Advisor numbers are shrinking again a little bit, which I assume is part of that lag effect. When would you see advisor numbers normalizing? And what does normal look like, would that be stable numbers or would it be slight growth, slight shrinkage? That would be interesting to know.
And then second question, unrelated. Is there any visibility on the litigation from Credit Suisse AT1 holders? Is
there any visibility on when you get the decisions on that appeal? Well, the government is appealing, but obviously with implications for the bank as well.
Todd
Tuckner
Thanks, Jeremy.
Let me just take the second one quickly. No, no change there. As far as we know, decision not
before Q1 of 2027.
On the first one, you asked about the headcount dynamics in the wealth US business. So, quarter-on-quarter in terms of reported headcount down slightly,
under 1%. Again, as I mentioned, the lag effect is important because that's really reflecting decisions and moves that were decided several months ago. We are seeing, as I mentioned in my response to an earlier question I believe to Antonio, that we are seeing announced leavers and recruited advisors normalizing in our book, in terms of historic trends. So we're seeing that already on an announced, or effectively,
trade date basis, we're already seeing that.
What does normal look like? I think it's fair to say that in the environment, there is still a move to independent advisor shops and I think that you're seeing that across the industry.
So I think a degree of net attrition is
probably the industry norm that you see, as opposed to it being net flat, I'd say as a general premise over the long term. So for us, it would be kind of normal net attrition levels that we've seen historically in our book and that we believe are aligned to industry levels. That to us is what normal looks like.
Jeremy Sigee, BNP Paribas
That's really helpful. Thanks very much.

Giulia Aurora Miotto, Morgan Stanley
Good morning. Thank you for taking my questions. I have two on wealth management. So Asia: are you seeing any impact from the recent changes in Chinese tax guidance? And in particular, could you disclose how big is
Hong Kong, as a percentage of total AUM or P&L, and how big is the trusts business for UBS?
And then the second question on the Americas. So PBT margin was already 16% this quarter, and I believe 16%
is the target for UBS for next year. And then your longer term target is high-teens, yet the benefit from the banking license is yet to flow through. So could we expect that actually a 20% PBT margin is probably something more achievable than you previously guided for? Thank you.
Todd
Tuckner
Thanks Giulia. So look on the second one, we were focused, obviously, on delivering on our current ambitions. As you mentioned, we're ahead of schedule. We have still an 18% ambition for 2028 that we described to you earlier this year. When we provide
the update next quarter, we can consider how we look at the outlook. But we were pleased with the development, where we are. But we're focused on delivering against our strategic priorities in the Americas business.
In terms of the impact on some of recent regulatory developments in China – first, on the offshore direct investments, we saw the final consultation paper was issued last week. We've been through that. We view the changes as offering us strategic upside in the wealth business, considering that we see there the prospect of a formal pathway for Chinese individuals to invest onshore wealth, and offshore direct and private market opportunities. So while these changes are obviously subject to implementation and ongoing consultation, and there are key questions relating to scope and application, it's too early to quantify, but we do see the ODI broadly
as strategically promising for our business. On what I can comment, in terms of the offshore trusts taxation matter,
as you were alluding to, last week was the close of the 90-day transition period for settling specified historical offshore trust tax liabilities without late payment charges for Chinese investors. We expect the effect in our book to be immaterial, and the 4Q impact on flows to be small.
Giulia Aurora Miotto, Morgan Stanley
That’s clear, thank you.
Kian Abouhossein, JP Morgan
Yes,
thanks for taking my questions. The ﬁrst one is on capital. I think you mentioned looking ahead, the CET1 ratio could come in around 14% by 2027, sorry by year-end. And what you're seeing is clearly a lot of capital build. And I just wanted to understand the main delta here of the 70 basis point decrease, is that mainly the buyback in 2027, or what should be the drivers in that respect?
And then the second question I have is related to Asia. Clearly, we have seen slowdowns in transaction volumes
when we look at exchange data, and we know the client base generally is a little bit more market oriented – or short term market oriented, I should say. How should we think about the impact of market conditions, in particular on Asia, and in particular on transactions?

Todd
Tuckner
Thanks, Kian. So just to reiterate my comments, so we expect the capital ratio delivered with our 4Q results to be at or very close to 14%. How's that? So that will, as I mentioned, [include] an accrual for capital returns at the end of the year. That will inform where
we are relative to how we perform in 4Q. So we're not speciﬁcally guiding on the level of the accrual, but we are saying that, when thinking and seeing the current environment and the outlook in 2027, and our plans and considering our intentions in 2027, at least in part, the portion of capital returns we can commit to, or intend to commit to, in the fourth quarter will drive down the capital ratio to around 14% by the fourth quarter.
I think you were asking about the APAC business and what we're seeing. Certainly ﬁrst, if you're looking year-on-
year as one aspect – because I commented a little bit on the quarter-on-quarter, but year-on-year for sure – last
year's 3Q was beneﬁting from a strong rally in China and Hong Kong equities, clearly supported by enthusiasm around AI and improving investor conﬁdence. And this 3Q, sentiment was more selective, and this by the way can explain your sequential question as well. If you were asking about sort of 3Q/2Q, this 3Q, sentiment was more selective and market momentum less sustained, as we saw sharper reversals and greater divergence across
Asian markets. So I think just uniformly, 3Q25, 2Q26 probably had more uniform enthusiasm, you saw the
indices were broad based and strong, became a bit patchier in 3Q. And also the quarter itself was a bit of a tale of two cities. I think you recognize there were periods in the third quarter where some of the sentiment became either risk-oﬀ or at least much more measured. So I think that's contributing to the performance both quarter-on-
quarter and year-on-year.
And then as we look forward into 4Q, I commented, I think in response to Anke’s question about how we see the market, so that all said we are seeing that the structural improvement in the business is there. So this is informing, the market, obviously with the beta factor, will inform some degree of
transactional activity.
But we think that the structural gains that we've made will mean that we'll still, on a relative basis, outperform in our APAC business.
Kian Abouhossein, JP Morgan
Thank you.
Amit Goel, Mediobanca
Hi. Thank you. So two questions from me. The first, actually just coming back on – I appreciate [you] don't comment too much on contingency planning, but I'm just trying to understand really, if you had to move the
Group's domicile out of Switzerland, how to think about some of the costs. Just thinking in terms of tax, whether something like 3 to 5 billion of exit tax on hidden reserves is the right kind of order of magnitude, and whether that's something you could mitigate. And then also on clients, would it be fair to assume about 6 to 800 billion of Swiss-booked invested assets belonging to clients not domiciled in Switzerland? And what kind of margin do those clients earn?
And then the second question, just in terms of net new money, I saw obviously very strong net new assets, although fee generating assets [were] a little bit lower.
Just curious of the other 42 billion, how sticky it is and
how much of that you expect to convert into mandates or fee-generating assets over time. Thank you.
Todd
Tuckner
Hey Amit. Yeah.
So let me take your second question first. So absolutely, pointing out the delta between NNA and NNFGA for this quarter, let me tell you how I've been looking at this. So we clearly have seen IPO and other liquidity events that are supporting flows, for sure, across our book. And I'd say the scale of IPO activity globally this year, including major US listings and strong issuance
across Asia, is creating significant opportunities to
deepen client relationships and capture these wealth flows over time. And we're already benefiting from sizable inflows associated with these large liquidity events.
And that's what's contributing to the roughly 40 billion, by which, as you point out, NNA exceeded NNFGA this quarter. And as Sergio mentioned as well, we have about 10% of our AUM, or about 500 billion, in other client assets, or non-contracted or custodied assets as well. So all of these assets represent substantial potential to grow recurring fees and advisory and transaction revenues, as we help clients diversify and invest over time. So a lot of dry powder. So I would really
look at that delta as more a function of the NNFGA itself is reflecting its good growth, reflecting the strong mandate penetration, and the improvement in the top-line margin support. But I would also look at the NNA gross, and that delta as representing significant dry powder.
Sergio P.
Ermotti
Well, Amit, I have nothing else to add to what I mentioned before. We are not really commenting on speculations or assumptions or opinions on any of these matters related to a contingency plan, and it's totally inappropriate.
Everybody can come up with their own opinions, but we will not comment on that.
Amit Goel, Mediobanca
Okay. Thank you.
Benjamin Goy, Deutsche Bank
Yes,
hi. Good morning. Two questions please. First on the Investment Bank, Equities up and another strong Prime
Brokerage quarter it seems like. But just wondering, with your capital resources being either flat or only modestly up year-on-year,
how you balance incremental investments there on the capital side, as compared to the opportunity? One is Q3 backward-looking, and the other is where we have seen a change in trends in October in terms of deleveraging of clients.
The second point is on the US wealth management. We haven't really spoken about the workplace channel in quite a while, so I was wondering in light of recent IPOs and the potential pipeline, how important it is, how well connected you are, and the conversion of that? Thank you very much.
Todd
Tuckner
Hey Benjamin. So on the Investment Bank, you're right to point out that if you look at resources, RWA and LRD year-on-year broadly flat, despite the business growth, and that comes from disciplined resource management
and portfolio optimization, focusing on transactions and intermediation. So less about extending balance sheet per se, or at least balance sheet that is consuming RWA, and being more focused on generating transaction revenues in the business. That is where our focus has been, and that's how we have been able to generate attractive revenues despite the lack of consumption of financial resource to it. You look at our client balances in
Prime Brokerage year-on-year are
up 33%, and revenues are up 32% year-over-year.
And again, we're doing that
while we see the balances increasing, we're doing that with very thoughtful and disciplined financial resource growth.

On the second question on workplace wealth, that continues to be a priority for us to build that up. It is a funnel that we will continue to develop. It's been, as we've said in the past, a strategic priority that we’ll continue to make progress on. It's part of the build out that the team is undertaking and one of our strategic priorities, and we would expect in the future to update on the progress that that we're making.
Benjamin Goy, Deutsche Bank
Thank you.
Nicolas Payen, Kepler Cheuvreux
Yes.
Good morning. Thanks for taking my questions. I have two, please. The first one would be on the IB and the
Equities trading performance. I think you're up 21% year-on-year versus your peers up 40+ percent. So just wanted to know what could explain the gap, is it a geographic mix or product mix that [could] explain the gap?
That would be the first question.
And then the second question would be on Wealth NII, I just wanted to understand what explained the near-flat third quarter NII after guidance for modest growth, and how much of the fourth quarter increase [will] come from lending or deposit margin or the mix, please? Thank you.
Todd
Tuckner
Hi, Nicolas. So look on IB Equities, not going to comment on the relative performance, but we're really pleased with the performance of our Equities franchise. Generated 2 billion of revenues in the quarter, up substantially year-on-year.
And we do that, as I just mentioned in response to Benjamin's question, we do that with very disciplined resource deployment. You
see in FRC we were up year-on-year,
and that was despite Rates being
down, also just given strong FX performance. So our Investment Bank is excelling in the areas where it's focused and it's doing that with a very disciplined approach to balance sheet.
On Wealth NII, as I mentioned in my comments, we do expect sequentially, growth mainly from higher US dollar
rates that is partially offset by mix, which is marginal, but we're factoring at least some mix effects given the move up in dollar rates. Although the move up this quarter, it wasn't the dollar that impacted on mix in 3Q relative to 2Q, but actually more Swiss franc and Euro. But we are pricing in some of that in our outlook, that is
[up] low-single-digits in the quarter, 4Q [versus] 3Q. If we look beyond that, and I'll come back next quarter with a view on full year ’27, but we expect the higher dollar rate environment, coupled with net interest margin support from the rollover of our replication portfolios at higher yields, to generate similar NII annual growth trends in 2027 as we were seeing in 2026. So I'll come back and firm that up as we continue to model and do the work, but that should give you a perspective on the outlook for Wealth NII.
Nicolas Payen, Kepler Cheuvreux
Thank you.

Stefan Stalmann, Autonomous Research
Morning, and thank you very much for taking my question. I actually have only one follow up question, please, to something that you said earlier. Sergio, you said “We
can now free up capital buffers held for integration, and
from 2027 we will go into business as usual.” Are you basically just describing the fact that you're running the
14.7% CET1 down to the target of 14[%] again? Or are you maybe hinting at a lower target than 14% in the next business plan? Thank you very much.
Sergio P.
Ermotti
So what we are clearly guiding is the fact that not only that we're going to be at or very close to the 14% at the end of the year, what we are
guiding on is – the reasons why we had an excess capital buffer during the last three years was due to, as I mentioned before, the uncertainty around the timing and the effects of, and the potential volatility on capital going through the integration, and the uncertainty over the last two years of the ongoing regulatory debate. The first item is out at the end of the year, so there is no reason for us to keep excess
capital for that reason. So we're not going to keep any of that.
And in respect of the future capital requirements, as I mentioned before, we have plenty of time to build up capital that, if and when requirements are coming into effect, we have the earning capacity to do it. And we're not going to just carry unnecessary capital for the next few years. So we are not hinting at anything that is going to be then addressed with our Q4 results in respect of the future targets.
Stefan Stalmann, Autonomous Research
Thank you.
Sergio P.
Ermotti
So, looks like there are no more questions. Operator,
can you confirm?
Silence means agreement. Therefore, I look forward to updating you on our medium-term plans and targets with our strategic update with our Q4 results in February. Thank you, and have a nice day.

Cautionary statement regarding forward-looking statements
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This document contains statements
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The integration
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risks that UBS
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future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory requirements
and the potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain
and improve its systems
and controls for complying
with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising
from domestic stresses
in certain major economies;
(x) changes in UBS’s
competitive position, including
whether differences in regulat
ory capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in
the standards of conduct
applicable to its businesses
that may result from
new regulations or new
enforcement of existing standards,
including measures to impose new and
enhanced duties when interacting with customers and
in the execution and handling of customer
transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of
the acquisition of the Credit Suisse Group,
contractual claims and regulatory investigations, including
the potential for disqualification
from certain businesses, potentially large
fines or monetary penalties,
or the loss of
licenses or privileges as
a result of regulatory or
other governmental sanctions,
as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS’s ability to retain and attract the employees necessary to
generate revenues and
to manage, support
and control its
businesses, which may
be affected by
competitive factors; (xiv)
changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and of
financial
models generally; (xvii) the occurrence
of operational failures, such as
fraud, misconduct, unauthorized trading, financial
crime, cyberattacks, data leakage and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by the Swiss Financial
Market Supervisory Authority (FINMA) or the regulators
of
UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree
to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective;
(xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital
markets; (xxii) the
ability of UBS
to successfully recover
from a disaster
or other business
continuity problem due
to a hurricane,
flood, earthquake,
terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences
that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or
the potential
magnitude of
their consequences.
UBS’s business
and financial
performance could
be affected
by other
factors identified
in its
past and
future
filings and reports, including those
filed with the US Securities
and Exchange Commission (the SEC). More
detailed information about those factors
is set forth
in documents
furnished by UBS
and filings
made by
UBS with
the SEC,
including the UBS
Group AG
and UBS AG
Annual Reports
on Form
20-F for
the year
ended 31 December 2025. UBS is not under
any obligation to (and expressly disclaims any obligation
to) update or alter its forward-looking statements, whether
as a result of new information, future events, or otherwise.
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
October 29, 2026